

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Amos Kohn
Chief Executive Officer
Imperalis Holding Corp.
1421 McCarthy Blvd.
Milpitas, California 95035

    Re: Imperalis Holding Corp.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed February 9, 2023
      File No. 333-267897

Dear Amos Kohn:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

Amendment No. 1 to Form S-1

Cover Page

1. Please add the common stock to be issuable upon exercise of the warrants to the cover page of the prospectus.

Executive Compensation, page 54

2. Please update your Summary Compensation Table to include the year ended December 31, 2022.

General

3.   Please include your audited financial information for the year ended December 31, 2022 in your next amendment.

      You may contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing